Exhibit 12.1

AMERICAN LAWYER MEDIA HOLDINGS, INC. AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	For the Years Ended December 31,
	2001	2002	2003
Loss from continuing operations before income taxes	$(36,261)	$(39,551)	$(13,305)

Fixed charges:
Interest expense	24,953	26,407	28,002
Rent expense(a)	1,581	1,663	1,686

Total fixed charges	$26,534	$28,070	$29,688

Earnings	$(9,727)	$(11,481)	$16,383
Ratio of earnings to fixed charges	(b )	(b )	(b	)

(a)	Represents one-third of rent expense which is deemed to be equivalent to an interest factor.

(b)	Earnings were inadequate to cover fixed charges by $13,305, $39,551 and $36,261 for the years ended December 31, 2001, 2002 and 2003, respectively.